Exhibit 12.3

Continental Airlines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Successor			Predecessor
	Three Months Ended March 31, 2012	Year Ended December 31, 2011	Three Months Ended December 31, 2010	Nine Months Ended September 30, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Earnings:
Earnings (loss) before income taxes and minority interest	$(9)	$563	$(99)	$442	$(439)	$(695)	$556
Less:
Undistributed earnings of equity investees	—	—	—	—	—	9	18
Plus:
Interest expense	80	342	86	288	367	376	393
Capitalized interest	(5)	(17)	(4)	(17)	(33)	(33)	(27)
Amortization of capitalized interest	—	—	—	27	36	35	36
Portion of rent expense representative of interest expense	97	771	197	684	907	934	917

	163	$1,659	$180	$1,424	$838	$608	$1,857

Fixed charges:
Interest expense	$80	$342	$86	$288	$367	$376	$393
Portion of rent expense representative of interest expense	97	771	197	684	907	934	917

Total fixed charges	177	1,113	283	972	1,274	1,310	1,310

Coverage adequacy (deficiency)	$(14)	$546	$(103)	$452	$(436)	$(702)	$547

Coverage ratio (a)	N/A	1.49	N/A	1.47	N/A	N/A	1.42

(a)	For purposes of calculating this ratio, earnings consist of income before income taxes and cumulative effect of changes in accounting principles adjusted for undistributed income of companies in which Continental has a minority equity interest plus interest expense (net of capitalized interest), the portion of rental expense representative of interest expense and amortization of previously capitalized interest. Fixed charges consist of interest expense, the portion of rental expense representative of interest expense, the amount amortized for debt discount, premium and issuance expense and interest previously capitalized.
For the three months ended March 31, 2012, the three months ended December 31, 2010 and the years ended December 31, 2009 and 2008, earnings were inadequate to cover fixed charges and the coverage deficiency was $14 million, $103 million, $436 million and $702 million, respectively.

N/A Not applicable, as earnings are inadequate to cover fixed charges.